May 13, 2010

Via Facsimile and EDGAR 703-813-6982 John P. Lucas Staff Attorney Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Evergreen Energy Inc. (the “Company”) Form 10-K for the Fiscal Year Ended December 31, 2009 filed March 31, 2010 and Preliminary Proxy Statement filed April 20, 2010 File No. 1-14176
Dear Mr. Lucas:

We have reviewed your comments dated April 29, 2010 related to the Company’s Form 10-K for the fiscal year ended December 31, 2009 filed March 31, 2010 and Preliminary Proxy Statement filed April 20, 2010 and have prepared this response letter based on information provided by the Company.  For your convenience, we have included the Commission’s comments along with each response.  We are available to discuss any of the responses in further detail at your convenience.

Comment #1

Form 10-K for the Fiscal Year Ended December 31, 2009

Controls and Procedures, page 61

We note that you have concluded that both your disclosure controls and procedures and internal control over financial reporting were ineffective as of December 31, 2009 due to a material weakness in identifying and accounting for certain financial instruments.  Please revise to disclose the following:

o
When the material weakness was identified, by whom was it identified, and when the material weakness first began.  In this regard, your statement, “Management identified the following material weakness” appears to conflict with your auditor’s report on the following page, which states, “We have identified the following material weakness.”

John P. Lucas
Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission
May 13, 2010

o
The impact of the material weakness on your financial reporting and the control environment.  For example, we note your statement at page 62 that the company’s controls “did not operate effectively to appropriately identify and account for certain such in accordance accounting [sic] principles generally accepted in the United States.”  Please revise this statement to clearly describe the identified weakness and its impact.

o	All material remediation costs foreseen or incurred in connection with your remediation efforts.

Response to Comment #1

During the 1st quarter of 2010, in conjunction with performing their year-end audit work on the 2009 financial statements, our independent auditors raised questions concerning the propriety of the our accounting for the Preferred Stock with detachable warrants issued in October 2009.  Based upon these inquiries, we performed additional analyses of the terms of the warrant portion of the equity transaction and concluded that we had not accounted for certain of the related embedded derivatives correctly and that we needed to make adjustments to our 2009 consolidated financial statements to be in accordance with accounting principles generally accepted in the United States. Additionally, questions arose from our independent auditors regarding the propriety of our accounting for the 2009 Notes issued in March 2009 and we reassessed the related accounting for this agreement.  Upon completion of the reassessment of the 2009 Note’s terms, management concluded there were embedded derivatives and an adjustment was made to our 2009 consolidated financial statements as a result, however, as discussed below, this adjustment did not impact our consolidated financial statements for the quarters ended March 31, 2009, June 30, 2009 or September 30, 2009 because the embedded derivatives were determined to have no fair value for those quarters.

Due to the fact that neither of the above adjustments was identified by the Company’s existing internal controls, management concluded that a material weakness in our internal controls over financial reporting existed as of December 31, 2009.

John P. Lucas
Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission
May 13, 2010

The identification of the material weakness was a cooperative effort resulting from questions raised by our independent auditors and research and analysis by management.

The impact of the material weakness is isolated to accounting and reporting for these complex financial instruments involving embedded derivatives.  Because the material weakness related solely to these specific isolated financing arrangements, the impact of the material weakness was not pervasive to our internal controls over financial reporting.

To remedy the situation and ensure that embedded derivatives are properly analyzed in the future, the Company anticipates increasing costs associated with enhancing the Company’s Accounting Department with additional headcount as well as utilizing third party expertise when engaging in financial agreements that incorporate terms with which the Company is not familiar.

These internal control issues were identified during the first quarter of 2010 prior to the filing of our 10-K, however the material weakness on identifying issues with respect to embedded derivatives initially began in connection with the accounting for the March 2009 Notes.  Accordingly, no new changes to our internal controls were implemented during the year ended December 31, 2009 and our financial statements for the year ended December 31, 2009 properly reflected these derivatives.  During the first quarter of 2010, the Company commenced implementing changes to its internal controls over financial reporting, including those identified in the preceding paragraph, to address these issues.  The Company will continue its plan to implement such changes during the second quarter.

We believe that our disclosures in the 10-Q for the quarter ended March 31, 2010 and prospective disclosures in our future 10-Q’s will describe our efforts to enhance our financial controls to address the issues discussed herein and any costs incurred with respect to such controls.  Further, since the embedded derivatives had no fair value for the first three quarters, there was no financial statement impact resulting from the identified weakness and no restatement of the quarters was necessary.  As a result, in accordance with Item 308 of Regulation S-K, we believe that no additional disclosure is required in our annual report on Form 10-K for the year ended December 31, 2009.

John P. Lucas
Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission
May 13, 2010

Comment #2

With a view toward future disclosure in your next Form 10-Q, please provide us on a supplemental basis expanded disclosure of the enhanced controls that you have implemented during the first quarter of 2010.

Response to Comment #2

While the embedded derivative issue was identified during the first quarter, as discussed in Response to Comment # 1, we did not fully implement new control procedures prior to March 31, 2010.  Our Form 10-Q for the quarter ended March 31, 2010 includes the following disclosure:

ITEM 4. CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.  Management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which, by their nature, can provide only reasonable assurance regarding management’s control objectives.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this report.  Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that the design and operation of our disclosure controls and procedures were ineffective as of such date to provide assurance that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and that such information is accumulated and communicated to management as appropriate to allow timely decisions regarding disclosure.

John P. Lucas
Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission
May 13, 2010

Changes in Internal Control over Financial Reporting

As we disclosed in our Form 10-K for year ended December 31, 2009 which we filed on March 31, 2010, we determined that there was a material weakness in our internal controls over financial reporting related to the identification of and accounting for complex financial instruments, including those with embedded derivatives.  As a result of the Company performing additional procedures these embedded derivatives were properly identified and accounted for in the year end financial statements dated December 31, 2009. Additionally, because the material weakness related solely to our complex financing arrangements, which are not pervasive to our business, the impact of the material weakness was not pervasive to our internal controls over financial reporting.

During the completion of the quarter ended March 31, 2010 financial statements, the Company became more familiar with the accounting for these types of instruments, through research and understanding of the accounting literature related to embedded derivatives. While we have implemented certain controls to address this matter in the quarter ended March 31, 2010 as described above, we do not believe that this material weakness has been remediated as of March 31, 2010.  Consequently, enhanced controls are being implemented during the second quarter of 2010. These will include enhancing the Company’s Accounting Department with additional headcount and utilizing third party expertise when deemed necessary.  Despite the material weakness described above, we believe that the March 31, 2010 condensed consolidated financial statements are correct in all material respects.

We plan to enhance our control procedures during the second quarter of 2010.  We anticipate including the following disclosure in our Form 10-Q for the quarter ended June 30, 2010 to address enhanced controls implemented during the second quarter:

John P. Lucas
Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission
May 13, 2010

ITEM 4. CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.  Management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which, by their nature, can provide only reasonable assurance regarding management’s control objectives.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this report.  Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that the design and operation of our disclosure controls and procedures were effective as of such date to provide assurance that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and that such information is accumulated and communicated to management as appropriate to allow timely decisions regarding disclosure.

Changes in Internal Control over Financial Reporting

As we disclosed in our Form 10-K for year ended December 31, 2009 which we filed on March 31, 2010, we determined that there was a material weakness in our internal controls over financial reporting related to the identification of and accounting for complex financial instruments, including those with embedded derivatives.  As a result of the Company performing additional procedures, these embedded derivatives were properly identified and accounted for in the year end financial statements dated December 31, 2009. Additionally, because the material weakness related solely to our complex financing arrangements, which are not pervasive to our business, the impact of the material weakness was not pervasive to our internal controls over financial reporting.

John P. Lucas
Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission
May 13, 2010

We have implemented new controls to address this matter in this quarter, and we believe that the material weakness has been remediated as of June 30, 2010.

Newly implemented controls include the following:

o implementing a plan to engage new personnel to the Company’s accounting department in order to provide sufficient staffing for enhanced review of potential embedded derivatives;

o identifying third-party experts who will be available to address any embedded derivative issues that may be identified by the Company’s accounting department in connection with future transactions and the preparation of future periodic reports; and

o scheduling and planning for additional professional training by certain members of our accounting department staff to assist them in the identification and analyzation of embedded derivatives.

Comment #3

Preliminary Proxy Statement

Proposal No. 2

Please explain why you believe it is appropriate to omit the range of exchange ratios that may be used in effecting your proposed reverse stock split.

If you plan to include the range in your definitive proxy statement, please ensure that such proxy quantifies, for the low and high end of the range of exchange ratios, the number of shares that following the split will be issued and outstanding, reserved for issuance, and available for issuance and unreserved.  Please provide draft disclosure as showing how you intend to comply.

John P. Lucas
Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission
May 13, 2010

Response to Comment #3

The range of exchange ratios was omitted from the preliminary proxy as the Company was waiting to see if the stock price changed significantly during the period following the filing of the preliminary proxy.  The range of exchange ratios will be included in the definitive proxy along with the range of shares outstanding, reserved for issuance and available for issuance following the split.

The Company is still working to determine the appropriate range of split ratios for the definitive proxy; however it will include language substantially similar to the following (with the appropriate numbers included in the definitive proxy):

At the Record Date, the Company had 201,305,616 shares of common stock outstanding, 67,022,099 shares of common stock reserved for issuance, and 11,672,285 shares of common stock available for issuance and unreserved.  Following the Reverse Split, the Company will have between ________ and ________ shares of common stock outstanding, _________ to _________ shares of common stock reserve for issuance, and _________ to _________ shares of common stock available for issuance and unreserved.

Comment #4

In addition, we note several blank spaces that do not appear to be contingent on the range of exchange ratios.  For example and without limitation, at pages 38 and 39, you do not disclose the number of common shares currently authorized.  At page 41, you do not disclose the number of record shareholders.  Please revise to include this information.

Response to Comment #4

Within the definitive proxy, the Company has included all information left blank in the preliminary proxy, including the number of common shares authorized and the number of record shareholders.

Comment #5

With respect to the additional shares that will become available following the proposed stock split, please revise to indicate whether you have any current plans, understandings, or arrangements – written or otherwise – to issue these shares.  To the extent that you do not, please provide an appropriate negative statement.

John P. Lucas
Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission
May 13, 2010

Response to Comment #5

The Company may issue the additional shares in connection with one or more equity financing transactions or upon the conversion or exercise of outstanding options, warrants, or other convertible securities of the Company.  However, the Company does not have any current plan with respect to additional equity financing, the availability of these additional shares will facilitate the planning and execution of such transactions.

In connection with responding to the Commission’s comments, we acknowledge that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments regarding these issues, please contact Diana L. Kubik at 303 293-2992.

Sincerely,

/s/ Diana L. Kubik
Diana L. Kubik
Vice President and Chief Financial Officer